Via EDGAR
August 12, 2009

Attn:	Ms. Melissa Walsh
Mr. Craig Wilson

	Re:	NetApp, Inc. Form 10-K for the Fiscal Year Ended April 24, 2009 Filed June 17, 2009 File No. 000-27130
Dear Ms. Walsh and Mr. Wilson:
     Reference is made to the comment letter, dated July 30, 2009, received from the Securities and Exchange Commission (the “Commission”) by NetApp, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filing. Your letter requested a response from the Company within ten business days of the date of the letter (i.e., by August 13, 2009). The Company hereby confirms that, based on its request for an extension of this deadline, it will provide its response to the comment letter on or before Tuesday, September 1, 2009.
     Please contact me at 408-822-3108 if you wish to discuss our request for an extension.

Sincerely,
/s/ Andrew Kryder
Andrew Kryder, Secretary, General Counsel and Senior Vice President, Legal and Tax,
NetApp, Inc.